SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RECOGNISES FIT CISL UNION FOR ITALIAN BASED CABIN CREW

OVER 66% OF CABIN CREW NOW COVERED BY UNION RECOGNITION AGREEMENTS

Ryanair today (20 July) signed a recognition agreement with the Italian union FIT CISL, who will now join ANPAC and ANPAV as a joint negotiating body for directly employed cabin crew in Italy.  The joint negotiating committee of FIT CISL, ANPAC and ANPAV will take effect from 24 July 2018 to commence negotiations on a CLA. The contract agencies (Crewlink and Workforce) employing cabin crew operating on Ryanair aircraft in Italy have also signed recognition agreements today with FIT CISL, ANPAC, and ANPAV, and negotiations on a CLA for contractor crew will also commence from 24 July 2018.

Following yesterday's announcement yesterday of a cabin crew recognition agreement with Ver.di in Germany, Ryanair is now commencing negotiations on CLA's for over 66% of its people in its major markets of Italy, the UK and Germany.  Ryanair hopes that the cabin crew unions in Spain, Portugal and Belgium will soon follow this example by engaging in negotiations with Ryanair rather than disrupting Ryanair customers by going on unnecessary strikes.

Ryanair's Chief People Officer, Eddie Wilson said:

"We are pleased to sign this cabin crew recognition agreement today with FIT CISL in Italy. This is a further sign of the progress Ryanair is making with trade unions since our December 2017 decision to recognise unions, with over 66% of our cabin crew now covered by recognition agreements.

We hope to announce further agreements over the coming weeks, in those countries where unions have approached these negotiations in a practical and positive manner. As this growing number of pilot and cabin crew recognition agreements confirms, we are making progress and confounding those sceptics who claimed that our December 2017 decision was not real or genuine. We look forward to working closely with both FIT CISL, and their Company Council in negotiating a CLA for our directly employed Italian based cabin crew, and to shortly commence negotiations on a CLA for contractor crew with ANPAC, ANPAV and FIT CISL."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949              Tel: +353-1-6789333
press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 July, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary